Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Eastman Kodak Company for the registration of $500,000,000 of common stock, preferred stock, debt securities, warrants, depositary shares, purchase contracts, guarantees and units and to the incorporation by reference therein of our reports dated March 14, 2024, with respect to the consolidated financial statements of Eastman Kodak Company, and the effectiveness of internal control over financial reporting of Eastman Kodak Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Rochester, New York
August 8, 2024